EXHIBIT 1

ALADDIN KNOWLEDGE SYSTEMS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 4, 2004

        Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) will be held at the corporate offices of the Company at 15 Beit Oved Street, Tel Aviv, Israel on Thursday, November 4, 2004 at 11:00 a.m., Israel time, for the following purposes:

    1.        To consider and act upon a resolution to elect Messrs. Yanki Margalit, Dany Margalit, and David Assia to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2. To consider and act upon a resolution to elect Dr. Orna Berry to hold office as an outside director for an additional three-year term, commencing as of December 31, 2004.

3. To consider and act upon a resolution ratifying the compensation of certain of the Company’s directors.

    4.        To consider and act upon a resolution, with respect to an increase of insurance coverage for the directors and officers of the Company.

    5.        To consider and act upon a resolution to approve the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young LLP), as the independent public accountants of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual general shareholders meeting, and to further authorize the audit committee of the Company’s board of directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

    6.        To receive management’s report on the business of the Company for the year ended December 31, 2003.

        Shareholders of record at the close of business on September 28, 2004 will be entitled to notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 15 Beit Oved Street, Tel Aviv, Attn: Yanki Margalit, CEO and Chairman of the Board.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the proxy statement. In the event that proxies are sent directly to the Company, they must be received at least 48 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        In addition to the accompanying proxy statement and proxy card, please find enclosed a copy of the Company’s audited financial statements for the year ending December 31, 2003.

By Order of the Board of Directors,

YANKI MARGALIT
CEO and Chairman of the Board of Directors
ALADDIN KNOWLEDGE SYSTEMS LTD.

Date: September 28, 2004